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                                                     Filed by CIENA Corporation.
                                                            pursuant to Rule 425
                                                under the Securities Act of 1933
                                                     Commission File No. 0-21969
                                            Subject Company: Cyras Systems, Inc.



                              PRESS CONTACTS:  Denny Bilter or Aaron Graham
                                               CIENA Corporation
                                               (877) 857-7377
                                               email: pr@ciena.com

                              INVESTOR CONTACTS: Suzanne DuLong or Jessica
                              Towns
                                               CIENA Corporation
                                               (888) 243-6223
                                               email: ir@ciena.com

CIENA EXTENDS THE REACH OF INTELLIGENT OPTICAL NETWORKING TO METROPOLITAN NETWORKS WITH AGREEMENT TO ACQUIRE CYRAS

LINTHICUM, Md. and FREMONT, Calif.  - DECEMBER 19, 2000 -

In the continuing quest to improve the fundamental economics of building and operating service provider networks, CIENA Corporation (NASDAQ: CIEN) and Cyras Systems, Inc. today announced that CIENA has agreed to acquire privately held Cyras in exchange for 27 million shares of CIENA common stock. Cyras, based in Fremont, Calif., is developing data-optimized optical switching systems for metropolitan area network applications.

"A natural extension of CIENA's industry-leading CoreDirector(TM) product family, Cyras' high-capacity, data-optimized next-generation SONET transport and switching platform will deliver the economic benefits of optical networking further toward the edge of service provider networks than ever before," said Scott Clavenna, president of PointEast Research.

Clavenna continued, "This combination is compelling. Cyras brings a new element to CIENA's LightWorks architecture story and expands CIENA's footprint at the edge of the network, while CIENA brings its existing significant presence in metropolitan optical transport networks, meaningful customer relationships, an established sales channel and global service and support capabilities."

TRANSACTION TERMS

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Under the terms of the agreement with Cyras, CIENA will acquire all outstanding shares of Cyras in exchange for 27 million shares of CIENA common stock. CIENA also assumes $150 million of Cyras' outstanding convertible debt. Based on the closing price of CIENA stock on December 18, 2000, the deal is valued at approximately $2.6 billion.

CIENA intends to account for the transaction as a purchase and expects the transaction to qualify as a tax-free reorganization. CIENA expects the transaction will become accretive on a pro forma basis, during the latter half of the Company's fiscal year 2002, assuming expected revenue and cost synergies, as well as anticipated product pricing.

Prior to this announcement, the consensus of First Call estimates for CIENA's fiscal year 2001 was $0.70. Assuming successful completion of this transaction in the first calendar quarter of 2001, CIENA expects the transaction to be dilutive to expected 2001 pro forma earnings per share by $0.19 to $0.22, excluding one-time charges associated with the acquisition as well as amortization of intangibles and deferred stock compensation costs.

The Board of Directors of CIENA and Cyras each have unanimously approved the transaction. Subject to regulatory approvals and customary closing conditions, CIENA expects this transaction to close in the first calendar quarter of 2001. Morgan Stanley served as financial advisor to CIENA on this transaction

EXTENDING CIENA'S NETWORK PRESENCE

"Cyras complements CIENA's existing product set by extending CIENA's reach from the core of the service provider network to the metropolitan access and switching networks," said Patrick Nettles, CIENA's chairman and CEO. "With the addition of the Cyras's K2 Trans-Metro Optical platform, CIENA believes it will be able to enhance our strategic position as a pure-play next-generation equipment provider and expand our addressable market opportunities in the high-growth metropolitan area markets."

CIENA's CoreDirector and CoreDirector CI are intelligent optical switches targeting the core of service provider networks. The addition of Cyras's K2(TM) -- Trans-Metro Optical (TMO) platform to CIENA's CoreDirector family of intelligent optical switches should provide CIENA with comprehensive, synergistic, end-to-end capabilities for the creation and management of customized services with unmatched scalability, agility and efficiency.



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Cyras's K2 is designed to deliver advanced provisioning and transport functions to service provider's existing metropolitan networks enabling carriers to adapt to rapidly changing, demanding and complex mixed-traffic environments.

"Through continued innovation, CIENA's been able to change the fundamental economics of building service provider networks, making the core networks simpler and therefore less costly to build and operate," said Alnoor Shivji, Cyras founder, CEO and president. "Cyras' applied the same philosophy to metropolitan area networks and we believe the combination of our efforts will offer carriers a compelling alternative to legacy approaches."

CYRAS'S K2 TRANS-METRO OPTICAL PLATFORM

Cyras's K2 Trans-Metro Optical Platform is a data-optimized SONET transport and switching platform that is designed to incorporate the functionality of digital cross-connects, SONET Add/Drop Multiplexers, ATM service access multiplexers and switches, Frame Relay access switches, DSLAMs, DWDM wavelength adapters and MPLS switches in a single network element. By collapsing the functions of many discrete platforms into one compact switch chassis with interchangeable line cards, Cyras estimates carriers can realize an immediate 10 to 40-fold increase in price/bandwidth efficiencies over current legacy network solutions.

"The K2 was the most impressive metro product I evaluated in 2000," said PointEast Research's Clavenna. "It offers a combination of scalability from OC-768 to VT1.5 service granularity, while providing metro operators with a platform that can be deployed as a low-cost edge switch with extensive circuit and data handling capabilities."

Cyras has shipped its K2 platform to four customers for trial thus far. Commercial availability is expected in the first half of calendar 2001.

ORGANIZATION

Following completion of the transaction, Cyras will form a new CIENA division focusing on multi-service access and switching, and all employees of Cyras will become employees of CIENA. Alnoor Shivji, Cyras founder, CEO and president will report to CIENA President and COO, Gary Smith. The sales efforts of both companies will be combined in to CIENA's existing sales organization.

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LIVE WEB BROADCAST OF TELECONFERENCE CALL

In conjunction with this announcement CIENA will host a teleconference call with investors and financial analysts to discuss its acquisition of Cyras on Tuesday, December 19, 2000 at 8:30 AM (Eastern). The live broadcast of the discussion will be available via CIENA's homepage at www.CIENA.com. An archived version of the discussion will be available shortly following the conclusion of the live broadcast on the Investor Relations page of CIENA's website at: www.CIENA.com/investors.

ABOUT CIENA

CIENA Corporation's market-leading intelligent optical networking systems form the core for the new era of networks and services worldwide. CIENA's LightWorks(TM) architecture enables next generation optical services and changes the fundamental economics of service-provider networks by simplifying the network and reducing the cost to operate it. Additional information about CIENA can be found at www.CIENA.com.

NOTE TO INVESTORS

This press release contains certain forward-looking statements based on current expectations, forecasts and assumptions of the Company that involve risks and uncertainties. Forward-looking statements in this release, including, but not limited to CIENA's intent to account for the transaction as a purchase and its expectation that the transaction to qualify as a tax-free reorganization, CIENA's expectation that on a pro forma basis the transaction will become accretive during the latter half of the Company's fiscal year 2002, assuming expected revenue and cost synergies, as well as anticipated product pricing, CIENA's expectation that this transaction to be dilutive to expected 2001 earnings per share by $0.19 to $0.22, CIENA's expectation that this transaction will close in the first calendar quarter of 2001, CIENA belief that it will be able to enhance its strategic position as a pure-play next generation equipment provider and expand its addressable market opportunities in the high-growth metropolitan area markets, that ability of the K2(TM) -- Trans-Metro Optical
(TMO) platform to provide CIENA with comprehensive, synergistic, end-to-end capabilities for the creation and management of customized services with unmatched scalability, agility and efficiency, the ability of K2 to deliver advanced provisioning and transport functions to service provider's existing metropolitan networks enabling carriers to adapt to rapidly changing, demanding and complex mixed-traffic environments, the ability of the K2 product to incorporate the functionality of digital cross-connects, SONET Add/Drop Multiplexers, ATM service access multiplexers and switches, Frame Relay access switches, DSLAMs, DWDM wavelength adapters and MPLS switches in a single network element and to realize an immediate 10 to 40-fold increase in price/bandwidth efficiencies over current legacy network solutions and the expected commercial availability of K2 in the first half of calendar 2001 are based on information available to the Company as of the date hereof. The Company's actual results could differ materially from those stated or implied in such forward-looking statements, due to risks and uncertainties associated with the Company's business, which include the risk factors


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disclosed in the Company's Report on Form 10K filed with the Securities and
Exchange Commission on December 7, 2000. Forward looking statements include statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future and can be identified by forward looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. The Company assumes no obligation to update the information included in this press release, whether as a result of new information, future events or otherwise.

               CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Cyras stockholders. Cyras, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Cyras stockholders.

               INVESTORS ARE URGED TO READ THE PROXY STATEMENT - PROSPECTUS RELATING TO THE FOREGOING TRANSACTION TO BE FILED WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT - PROSPECTUS AND OTHER DOCUMENTS FILED BY CIENA WITH THE SEC MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC'S WEB SITE, WWW.SEC.GOV. THE PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA. REQUESTS TO CIENA MAY BE DIRECTED TO 1201 WINTERSON ROAD, LINTHICUM, MD. 21090, ATTENTION:
INVESTOR RELATIONS.